Quarterly Earnings Report                                                                                  February 26, 2008
4Q07

Sales and Operating Income Plus Depreciation and Amortization
Increased 3.85% and 2.96%, respectively

Financial Highlights:
(All figures are expressed in millions of Mexican pesos as of December 31, 2007. Comparisons are made with the same period of 2006, unless otherwise stated. Figures may vary due to rounding practices. “bp” stands for basis points)

o Sales for the quarter totaled $7,101.73 million
o Gross income increased 3.56%
o Gross margin for the quarter was 11.19%
o Quarterly operating expenses as a percentage of sales were 5.33%
o The operating margin for the quarter was 5.86%
o Net profit for the quarter reached $383.90 million
o Cash and cash equivalents at the end of the quarter was $661.63 million

Mexico City, Mexico, February 26, 2008. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the fourth quarter of 2007.

QUARTERLY EARNINGS

NET SALES

During the fourth quarter, GCS’s sales were $7,101.73 million, an increase of 3.85%.

Sales for our Private Pharma division grew 3.66% during the fourth quarter of 2007, due to an increase in the number of units sold.

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Others division rose slightly versus the fourth quarter of 2006, growing 1.63%, while the Government Pharma division’s sales increased 4.13%.

Publications sales increased significantly, growing by 14.62%. This was due to a significant increase in the number of units sold, particularly in sales of men’s and women’s magazines as well as health-oriented publications and the 2008 astrological guides.

The sales mix was not altered significantly. Private Pharma sales represented 85.03% of total sales, Government Pharma accounted for 3.44%, Health, Beauty, Consumer Goods, General Merchandise and Other totaled 8.11% and Publications made up the remaining 3.42%.

SALES BY DIVISION

PRIVATE PHARMA

Sales in this division rose 3.66%, as a result of an increase in the number of units sold. Sales reached $6,038.47 million and represent 85.03% of the Group’s total sales.

GOVERNMENT PHARMA

Government Pharma sales reached $244.03 million during 4Q07 and accounted for 3.44% of our total sales.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in this division totaled $576.42 million for the quarter, an increase of 1.63% compared to the fourth quarter of 2006.

The growth in this division was due to higher unit sales.

PUBLICATIONS

Publication sales showed noteworthy growth, increasing 14.62%. This was due to a significant increase in the number of units sold, particularly our sales of men’s and women’s magazines as well as health-oriented publications and the 2008 astrological guides.

This division’s participation as a percentage of total sales went from 3.10% in 4Q06 to 3.42% in the fourth quarter of 2007.

                                                  Division                               % of sales
                                              Private Pharma                             85.03%
                                          Government Pharma                          3.44%
                                Health, Beauty, Consumer Goods,
                                  General Merchandise and Other                  8.11%
                                                Publications                                3.42%

                                                   TOTAL                                    100.00%

GROSS INCOME

During the fourth quarter of the year, Grupo Casa Saba’s gross income rose 3.56% to reach $794.85 million. The company’s gross margin decreased by 3 b.p., to 11.19%, in spite of the highly competitive environment.

OPERATING EXPENSES

Operating expenses reached $378.73 million, an increase of 8.69% versus the fourth quarter of 2006. These expenses represented 5.33% of our total sales.

OPERATING INCOME

Operating income decreased slightly, by 0.71%, to reach $416.11 million pesos. The operating margin was 5.86%, which was 27 b.p. lower than the 6.13% margin posted in the fourth quarter of 2006.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 4Q07 was $429.98 million, an increase of 2.96% compared to the fourth quarter of 2006. Depreciation and amortization for the period was $13.86 million.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the fourth quarter of 2007 was $661.63 million, an increase of 3.45% versus 4T06.

COMPREHENSIVE COST OF FINANCING

During the fourth quarter of 2007, GCS’s comprehensive cost of financing (CCF) of $1.91 million was lower than the $3.61 million registered in 4Q06, and was the result of a lower charge in the monetary position account.

OTHER EXPENSES (INCOME)

During the fourth quarter of 2007, the Company registered an income of $7.17 million in other expenses (income). The expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

TAX PROVISIONS

During the fourth quarter, tax provisions were $37.47 million. These provisions include: $74.84 million in current income tax, $24.46 million in the asset tax for the period and -$61.82 million in deferred income tax.

NET INCOME

GCS’s net income for the fourth quarter was $383.90 million, a slight decrease of 2.70% versus the fourth quarter of 2006. The net margin for the period was 5.41%.

WORKING CAPITAL

During the fourth quarter of 2007 and compared to the fourth quarter of 2006, the Group’s accounts receivable and inventory days increased by 3.2 and 8.3 days, to reach 58.8 and 67.1 days, respectively. In addition, our accounts payable days increased by 5.9 days, compared to 4Q06, to reach 59.1 days.

The 265.4 million shares issued by Grupo Casa Saba are listed in the Mexican Stock Exchange and its ADRs in the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                  IR Communications:
Rodrigo Echagaray, IRO                               Jesús Martínez Rojas
+52 (55) 5284-6672                                      +52 (55) 5644-1247
rechagar@casasaba.com                             jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

GRUPO CASA SABA S.A.B. DE C.V. and SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

(Figures expressed in thousands of Mexican Pesos as of December 2007)

ITEM	december 2007	december 2006	variation

TOTAL ASSETS	11,943,473	10,778,969	1,164,504
CURRENT ASSETS CASH AND CASH EQUIVALENTS ACCOUNTS RECEIVABLE (NET) INTERCOMPANY OTHER ACCOUNTS RECEIVABLE (NET) INVENTORIES OTHER CURRENT ASSETS	10,438,710 661,638 4,640,594 379,295 4,703,584 53,598	9,221,144 639,557 4,227,109 373,295 3,966,951 14,232	1,217,566 22,081 413,485 - 6,000 736,633 39,366
LONG TERM ACCOUNTS RECEIVABLE INVESTMENTS IN EQUITY SHARES AND UNCONSOLIDATED SUBSIDIARIES OTHER INVESTMENTS	-		- - - - -
NET PROPERY, PLANT AND EQUIPMENT PROPERTY MACHINERY AND EQUIPMENT OTHER EQUIPMENT ACCUMULATED DEPRECIATION BUILDINGS IN PROCESS DEFERRED ASSETS (NET) OTHER ASSETS	1,168,001 1,305,702 430,067 525,052 1,093,279 459 187,887 148,875	1,198,242 1,296,994 406,394 514,395 1,019,541 184,826 174,757	(30,241) 8,708 23,673 10,657 73,738 459 3,061 (25,882)
TOTAL LIABILITIES	6,172,469	5,234,953	937,516
CURRENT LIABILITIES ACCOUNTS PAYABLE BANK DEBT DEBT SECURITIES ACCRUED TAXES OTHER CURRENT LIABILITIES LONG TERM LIABILITIES BANK DEBT DEBT SECURITIES OTHER DEBT DEFERRED LIABILITIES OTHER LIABILITIES	5,529,020 4,982,828 - 5,157 541,035 - - 643,449	4,483,674 4,135,894 17,044 113,440 217,296 751,279	1,045,345 846,934 (17,044) - (108,283) 323,739 - - - - (107,830)
SHAREHOLDER'S EQUITY

MINORITY STOCKHOLDER'S EQUITY
MAJORITY STOCKHOLDER'S EQUITY
PAID-IN CAPITAL
CAPITAL STOCK
RESTATEMENT IN CAPITAL STOCK
PREMIUM ON STOCK SOLD
RESERVE FOR RESTATEMENT ON SHAREHOLDER'S EQUITY
CAPITAL INCREASE (DECREASE)
CUMMULATIVE RESULTS AND EQUITY RESERVE
RESERVE FOR SHARES REPURCHASE
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY
NET INCOME

	5,771,004 - 5,771,004 1,992,231 167,903 955,861 868,467 - 3,778,773 4,977,141 1,063,613 (3,183,673) 921,692	5,544,016 5,544,016 1,992,231 167,903 955,861 868,467 3,551,785 4,022,163 1,063,613 (2,450,553) 916,562	226,988 - 226,988 - 226,988 954,978 (733,120) 5,130

GRUPO CASA SABA, S.A.B. DE C.V.
(Figures expressed in thousands of Mexican Pesos as of December 2007)

	jan-dec		jan-dec		Variation		oct-dec		oct-dec		Variation
Income Statement NET SALES COST OF SALES Gross Profit	2006 24,486,489 22,066,414 2,420,075	% of sales 100.00% 90.12% 9.88%	2007 25,126,491 22,656,294 2,470,197	% of sales 100.00% 90.17% 9.83%	$ 640,002 589,880 50,122	% 2.61% 2.67% 2.07%	2006 6,838,688 6,071,121 767,566	% of sales 100.00% 88.78% 11.22%	2007 7,101,736 6,306,879 794,856	% of sales 100.00% 88.81% 11.19%	$ 263,048 235,758 27,290	% 3.85% 3.88% 3.56%
Operating Expenses Sell Expenses Administration Expenses OPERATING EXPENSES	548,927 817,014 1,365,941	2.24% 3.34% 5.58%	574,132 826,140 1,400,272	2.28% 3.29% 5.57%	25,205 9,126 34,331	4.59% 1.12% 2.51%	160,345 188,112 348,457	2.34% 2.75% 5.10%	164,122 214,617 378,739	2.31% 3.02% 5.33%	3,776 26,505 30,281	2.36% 14.09% 8.69%
Operating Income COMPREHENSIVE COST OF FINANCING Interest Paid Interest (Earned) Exchange Loss (Gain) Monetary Position (gain) Comprehensive Cost of Financing	1,054,135 10,609 -31,079 -1,806 17,925 -4,351	4.30% 0.04% (0.13%) (0.01%) 0.07% (0.02%)	1,069,926 11,256 -16,475 1,550 16,533 12,864	4.26% 0.04% (0.07%) 0.01% 0.07% 0.05%	15,791 646 14,604 3,357 -1,392 17,214	1.50% 6.09% (46.99%) (185.81%) (7.77%) (395.68%)	419,109 2,569 -3,791 -296 5,134 3,616	6.13% 0.04% (0.06%) (0.00%) 0.08% 0.05%	416,118 2,334 -2,398 1 1,974 1,910	5.86% 0.03% (0.03%) 0.00% 0.03% 0.03%	-2,991 -236 1,393 297 -3,161 -1,706	(0.71%) (9.17%) (36.75%) (100.32%) (61.56%) (47.18%)
OTHER EXPENSES (INCOME), net NET INCOME BEFORE TAXES	-164,135 1,222,621	(0.67%) 4.99%	-104,218 1,161,280	(0.41%) 4.62%	59,917 -61,341	(36.50%) (5.02%)	-135,137 550,630	(1.98%) 8.05%	-7,174 421,381	(0.10%) 5.93%	127,963 -129,249	(94.69%) (23.47%)
PROVISIONS FOR: Income Tax Asset Tax Deferred Income Tax Profit sharing due Deferred Profit sharing due Total taxes	367,054 0 -67,277 3,487 1,029 304,293	1.50% 0.00% (0.27%) 0.01% 0.00% 1.24%	296,050 24,466 -80,928 0 0 239,588	1.18% 0.10% (0.32%) 0.00% 0.00% 0.95%	-71,004 24,466 -13,650 -3,487 -1,029 -64,705	(19.34%) 0.00% 20.29% 0.00% (100.00%) (21.26%)	119,667 0 31,289 3,487 1,029 155,473	1.75% 0.00% 0.46% 0.05% 0.02% 2.27%	74,842 24,466 -61,829 0 0 37,479	1.05% 0.34% (0.87%) 0.00% 0.00% 0.53%	-44,825 24,466 -93,118 -3,487 -1,029 -117,994	(37.46%) 0.00% (297.60%) (100.00%) (100.00%) (75.89%)
Net Income Before Extraordinary Items Extraordinary Items (Income) Net Income Depreciation and Amortization Operating Income plus Depreciation and Amortization	918,328 1,766 916,562 76,407 1,130,542	3.75% 0.01% 3.74% 0.31% 4.62%	921,692 0 921,692 94,137 1,164,062	3.67% 0.00% 3.67% 0.37% 4.63%	3,364 -1,766 5,130 17,730 33,521	0.37% 0.00% 0.56% 23.20% 2.97%	395,157 607 394,551 (1,471) 417,638	5.78% 0.01% 5.77% (0.02%) 6.11%	383,902 0 383,902 13,866 429,984	5.41% 0.00% 5.41% 0.20% 6.05%	-11,255 -607 -10,649 15,337 12,345	(2.85%) 0.00% (2.70%) (1042.75%) 2.96%